

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Yuan Li
Chief Executive Officer
JIADE LIMITED
Unit 2-02, Puningdun Business Plaza
No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People's Republic of China, 610000

>   **Re: JIADE LIMITED**
>   **Draft Registration Statement on Form F-1**
>   **Submitted August 3, 2023**
>   **CIK No. 0001976908**

Dear Yuan Li:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1.   We note that you intend to be listed on the Nasdaq Capital Market and that "insiders will hold a large portion of [y]our listed securities." Please tell us whether you will be deemed a "controlled company" as defined by Nasdaq and, if so, whether you intend to rely on any exemptions as a controlled company. To the extent applicable, please disclose here and in the prospectus summary that you are a controlled company, identify the person(s) who will control the company and their ownership percentages, and include a risk factor that discusses the effect, risks and uncertainties of being a controlled company. In

addition, to the extent that a small group of insiders will be able to control all or some of the matters subject to shareholder approval, please include a risk factor discussing the associated risks.

2. We note your representation that you are "are an exempted company with limited liability incorporated in the Cayman Islands with no material operations of [y]our own and are not a Chinese operating company." Please revise your disclosure here to explicitly state that this structure involves unique risks to investors.

3. We note your disclosure here, and similar disclosure elsewhere in your prospectus, that your ordinary shares may be prohibited from trading if the PCAOB "is unable to inspect [y]our auditors for three consecutive years." Please revise this paragraph to refer to the inspection rules as they are currently in effect.

4. Here and in the prospectus summary you disclose the consequences if you do not receive/maintain the required approvals to list in the U.S. Please expand this discussion of consequences to clarify that it also applies if you do not receive/maintain the required permissions and approvals to operate your business or offer your securities.

Conventions that Apply to this Prospectus, page ii

5. Please define "adult education institutions" as you use the term in the prospectus.

Permissions or Approval Required from the PRC Authorities for Our Operations and Offering, page 8

6. Please revise to state here, as you do on the cover page, that your counsel confirmed that you are not subject to cybersecurity review or network data review by the CAC. Please also revise to state, if true, that other than the CSRC review, you are not required to obtain, nor have you been denied, any other approval, licenses, or permits from PRC governmental authorities to offer your securities.

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences, page 9

7. Please revise the disclosure here to provide a cross-reference to the consolidated financial statements.

Risk Factors, page 16

8.　We note your disclosure on page F-25 that "[l]oans issued at variable rates and fixed rates expose [you] to cash flow interest rate risk and fair value interest rate risk respectively." To the extent material, please revise your summary risk factors and risk factors sections to specifically identify such interest rate risks. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

9.　To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected.

Increases in labor costs in the PRC may adversely affect our PRC subsidiaries' business and profitability, page 23

10.　We note your disclosure that the "average wage level for [y]our PRC subsidiaries' employees has also increased in recent years." To the extent material, please quantify the impact of increased labor costs on your business and explain whether any mitigation efforts introduce new material risks.

Our PRC subsidiaries may fail to protect their intellectual property, page 23

11.　We note your disclosure here that your "PRC subsidiaries have already acquired 23 software copyrights and are anticipating certification for an additional 10 software copyrights." However, we also note your disclosure on pages 3, 33, 57, 73, 74, 81, 83 and 89 that your PRC subsidiaries have acquired "31 software copyrights." Please revise your disclosure to reconcile this discrepancy.

Our PRC subsidiaries face risks related to natural disasters, health epidemics . . ., page 38

12.　We note your disclosure here and on page 58 that "[d]uring the years ended December 31, 2021 and 2022, [y]our PRC subsidiaries' business was moderately impacted by the COVID-19 pandemic," including that it "reduced demand for adult education training and examinations, and disrupted logistics, moderately affected [y]our PRC subsidiaries' business, financial condition, and results of operations." Please expand your disclosure here and elsewhere as appropriate to quantify this impact on your revenue or results of operations during the years ended 2021 and 2022.

Use of Proceeds, page 50

13.   We note this is a best efforts offering with a finite offering period. Please tell us what consideration you gave to revising the disclosure here to provide use of proceeds information for varying levels of proceeds raised in this offering.

14.   We note that you plan to use approximately 40% of the net proceeds from this offering for "acquiring vocational education and training institutions . . . and establishing ten to eight examination centers." If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. Further, if the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 3.C of Form 20-F.

Capitalization, page 53

15.   Please revise to include indebtedness in your capitalization. Refer to Item 3B of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 59

16.   Please provide a more fulsome discussion of your operating results including quantitative and qualitative description of the reasons underlying material changes. For example, your discussion of the 86% increase in selling expenses repeats changes disclosed in the provided table but does not discuss the factors underlying those increases. In addition, for each of your revenue by type presented in the table on page 60 you do not disclose the reason for the increase in the number of students. Revise your discussion as appropriate. Refer to Item 5 of Form 20-F.

Critical Accounting Estimates, page 67

17.   You disclose that you have determined there were no critical accounting estimates. You also disclose that you make judgments, estimates, and assumptions that affect your reported amount of assets, liabilities, revenue, costs and expenses and that you believe that the estimates include useful lives of property and equipment and intangible assets, the incremental borrowing rate used in operating lease right-of-use assets and lease liabilities, the valuation of accounts receivable, the recoverability of long-lived assets, contingencies and realization of deferred tax assets. This appears to contradict your disclosure that you have determined there were no critical accounting estimates. Please explain to us how you determined that you had no critical accounting estimates. Refer to Item 5E of Form 20-F.

Industry, page 68

18. We note the industry data presented here provides metrics up to and including 2021. Given that you commissioned the Frost & Sulliven report in February 2023 and your financial statements include information for the year ended December 31, 2022, please update your Industry section to include industry data for 2022. Alternatively, please explain why presenting industry data through 2021 is meaningful to investors.

Customers, page 76

19. We note your disclosure here and on page 34 that "[f]or the year ended December 31, 2021, the top three customers of [y]our PRC subsidiaries accounted for 59%, 19%, and 11% of [y]our total revenue, respectively. During the year ended December 31, 2022, the top three customers of [y]our PRC subsidiaries accounted for 50%, 19%, and 8% of [y]our total revenue, respectively." In the interest of enhancing investors' understanding of your business, please tell us what consideration you gave to identifying these customers on whom your business materially depends.

Related Party Transactions, page 104

20. Please revise this section through the date of the prospectus. Refer to Item 7.B of Form 20-F.

Where You Can Find Additional Information, page 139

21. Please update your disclosure to include your internet address. Refer to Item 4(e) of Form F-1.

Notes to Consolidated Financial Statements
Note 2 - Summary of significant accounting policies
Revenue recognition, page F-12

22. Please more specifically clarify for us the nature of the underlying services you provide and who your customer is when you have provided these services. We note from your disclosure that these services may include online services offered through the KB Platform and offline services such as tutoring, exam administration services, and guidance on graduation thesis preparation. To help us better understand the nature of such arrangements, describe for us in detail the significant terms of the contracts. As part of your response, please describe for us:
    • who your customer(s) is in the arrangement;
    • the goods and/or services that are promised to your customer(s);
    • whether the goods and/or services represent one or multiple performance obligations; and
    • when the performance obligation(s) is satisfied.

General

23. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

24. We note your disclosure on page 32 that your business relies on the uninterrupted functioning of your technology infrastructure which, in turn, "is potentially vulnerable to damages or interruptions." In an appropriate place, please describe any processes for assessing, identifying and managing material risks from cybersecurity threats, as well as the extent and nature of the role of the board of directors in overseeing cybersecurity threats and managing the related risks, including in connection with the company's software and data protection.

You may contact Patrick Kuhn at (202) 551-3308 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lisa Forcht